December 22, 2014

Jay Ingram
Legal Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hybrid Coating Technologies, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 21, 2014
File No. 0-53459

Dear Mr. Ingram:

This letter is being sent to you in response to the Staff letter dated December 19, 2014. In our responses set forth below, we have numbered the paragraphs from the Commission’s letter consecutively. For your convenience, we have repeated each comment immediately prior to our response below.

General

1.         We note your response to comment two of our letter dated December 8, 2014. Please note that Instruction 1 to Item 13(a) provides that authorization of preferred stock without present intent is not deemed material. We note that for proposal one you have included a disclosure that you do not have any specific plan, commitment, arrangement, understanding or agreement with respect to the shares of common stock that will be available for issuance after the authorize share capital increase. However, you do not include a similar disclosure with respect to the Series A preferred stock under proposal number two or Series B preferred stock under proposal number three. Please advise.

RESPONSE: The Company reiterates the statements included in its Information Statement on Schedule 14C. With regards to the Series A Preferred Shares, the Company stated that the Series A Preferred Shares was being created to allow for the Company to reduce some of its debt. It has not identified any debt to reduce at this time and thus has no intention of issuing any shares at this time. For this reason, the Company has not included any details regarding the reduction of any specific debt, which it would have done, had it had any imminent intent of issuing any amount of Series A Preferred Shares to reduce debt.

As for the Series B Preferred Shares, the Company stated that the shares were being created for possible future transactions or in the event of any potential takeover attempts. The Company does not envisage any such future transactions at this time and, as such, it is not in a position and thus has not, included any disclosure detailing any potential issuance for any such purpose. As well the Company disclosed that it has no knowledge of any takeover attempts at this time and therefore that it has no intent of issuing any Series B Preferred Shares at this time for any potential takeover attempt.

2.         We note your response to comment three of our letter dated December 8, 2014 and we reissue the comment. Please explain the specific process by which you obtained the consents from the consenting shareholders and provide a legal analysis detailing the basis upon which you concluded that the process of obtaining those consents did not involve a solicitation within the meaning of Rule 14a-1(l). If you believe you engaged in an exempt solicitation, please identify the specific exemption you relied upon and explain how you complied with such exemption.

RESPONSE: The Shareholders who have consented are shareholders that have kept themselves apprised of the Company’s progress, corporate development and corporate activities and have a history with the Company. The Company respectfully maintains its position that the consents did not involve solicitation and that no Shareholder was solicited within the meaning of the Exchange Act Rule 14a-1(l). Furthermore and for the purposes of clarification, the Company did not take any initiative to contact any of the Shareholders for the purposes of obtaining their consent to the corporate actions. As the Company previously explained, the Shareholders held informal discussions, which discussions led to their wish to effect the corporate actions. The Board of Directors then took appropriate action regarding the corporate actions via resolution. The Shareholders then approved the corporate actions by written consent, which written consents were included in the Company’s Information Statement on Schedule 14C for further disclosure.

As such, no shareholder votes were solicited and the Company maintains its belief that it is appropriate for it to file the corporate actions on Schedule 14C.

         Additionally, the Company understands that it is responsible for the adequacy and accuracy of all disclosures made in the filing being re-filed hereunder. Furthermore the Company is fully aware that staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in the event of any proceeding initiated against the Company by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/: Joseph Kristul
Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.